                              ADVANTUS REAL ESTATE
                              SECURITIES FUND, INC.

                         RULE 12b-1 PLAN OF DISTRIBUTION
                          APPLICABLE TO CLASS B SHARES

         This Plan of Distribution (the "Plan") is adopted pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (as amended, the "1940 Act") by Advantus Real Estate Securities Fund, Inc., a Minnesota corporation (the "Fund"), for and on behalf of the Fund's shares of common stock designated as Class B, on October 25, 2001.

 1.      Compensation

         The Fund is obligated to pay the principal underwriter of the Fund's Class B shares (the "Underwriter") a total fee in connection with the servicing of Class B shareholder accounts of the Fund and in connection with distribution related services provided in respect of Class B shares of the Fund, calculated and payable monthly, at the annual rate of 1.00% of the value of the Fund's average daily net assets attributable to Class B shares.

         All or any portion of such total fee may be payable as a Shareholder Servicing Fee, and all or any portion of such total fee may be payable as a Distribution Fee, as determined from time to time by the Company's Board of Directors. Until further action by the Board of Directors, a portion of such fee, equal to .25% per annum of the value of the Fund's average daily net assets attributable to Class B shares, shall be designated and payable as a Shareholder Servicing Fee, and the balance of such fee, equal to .75% per annum of the value of the Fund's average daily net assets attributable to Class B shares, shall be designated and payable as a Distribution Fee.

 2.      Expenses Covered by the Plan

         (a) The Shareholder Servicing Fee may be used by the Underwriter to provide compensation for ongoing servicing and/or maintenance of Class B shareholder accounts with the Fund. Compensation may be paid by the Underwriter to persons, including employees of the Underwriter, and institutions who respond to inquiries of Class B shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other administrative or accounting services not otherwise required to be provided by the Fund's investment adviser, transfer agent or other agent of the Fund.

         (b) The Distribution Fee may be used by the Underwriter to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Class B shares of the Fund and to pay for other advertising and promotional expenses in connection with the distribution of Class B shares of the Fund. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors in Class B shares of the Fund; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Underwriter related to the distribution of Class B shares of the Fund; and payments to, and expenses of, officers, employees or representatives of the Underwriter, of other broker-dealers, banks or other financial institutions, and of any other persons who provide support services in connection with the distribution of Class B shares of the Fund, including travel, entertainment, and telephone expenses.

         (c) Payments under the Plan are not tied exclusively to the expenses for shareholder servicing and distribution related activities actually incurred by the Underwriter in connection with Class B shares of the Fund, so that such payments may exceed expenses actually incurred by the Underwriter. The Fund's Board of Directors will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by the Underwriter and amounts it receives under the Plan.

 3.      Additional Payments by Adviser and the Underwriter

         The Fund's investment adviser and the Underwriter may, at their option and in their sole discretion, make payments from their own resources to cover the costs of additional distribution and shareholder servicing activities.

 4.      Approval by Shareholders

         The Plan will not take effect with respect to the Fund, and no fee will be payable in accordance with Section 1 of the Plan, until the Plan has been approved by a vote of at least a majority of the outstanding voting securities of the Fund designated as Class B shares.

 5.      Approval by Directors

         Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Independent Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

 6.      Continuance of the Plan

         The Plan will continue in effect from year to year so long as its continuance is specifically approved annually by vote of the Fund's Board of Directors in the manner described in Section 5 above.

 7.      Termination

         The Plan may be terminated at any time with respect to the Fund, without penalty, by vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities of the Fund designated as Class B shares.

 8.      Amendments

         The Plan may not be amended with respect to the Fund to increase materially the amount of the fees payable pursuant to the Plan, as described in Section 1 above, unless the amendment is approved by a vote of at least a majority of the outstanding voting securities of the Fund designated as Class B shares, and all material amendments to the Plan must also be approved by the Fund's Board of Directors in the manner described in Section 5 above.

 9.      Selection of Certain Directors

         While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

10.      Written Reports

         In each year during which the Plan remains in effect, the Underwriter and any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, and the Board will review, at least quarterly, written reports, complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

11.      Preservation of Materials

         The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

12.      Meaning of Certain Terms

         As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations under the 1940 Act, subject to any exemption that may be granted to the Company under the 1940 Act by the Securities and Exchange Commission.

                                       3